SMART TIRE RECYCLING, INC.
SERIES CF SEED PREFERRED STOCK
SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

1. Background. The undersigned (“Investor”) understands that Smart Tire Recycling, Inc., a Pennsylvania corporation (the “Company”), is conducting an offering (the “Offering”) under Section 4(a)(6) of the Securities Act of 1933, as amended (the “Securities Act”) and Regulation Crowdfunding as promulgated thereunder. This Offering is made pursuant to the Form C, as amended, filed by the Company with the SEC (the “Form C”) and the Offering Statement, which is included therein (the “Offering Statement”). The Company is offering to both accredited and non-accredited investors up to $249,998.48 of Series CF Seed Preferred Stock (each a “Share” and, collectively, the “Shares”) at a price of $1.8707 per Share (the applicable purchase price paid by the undersigned being the “Purchase Price”) at a minimum purchase of 60 Shares for $112.24. The Shares have the relative rights, preferences, privileges and priorities specified in the Third Amended and Restated Articles of Incorporation and the Second Amended and Restated Shareholders’ Agreement (collectively, the “Governing Documents”) of the Company, a copy of each of which has been provided to Investor as part of the Form C and Offering Statement materials and receipt of which is hereby acknowledged.

The minimum amount or target amount to be raised in the Offering is $50,000.07 (the “Target Offering Amount”) and the maximum amount to be raised in the offering is $249,998.48 (the “Maximum Offering Amount”). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company’s management. All Investors will be required to execute a Custodial and Voting Agreement (“Voting Agreement”) by and among Wefunder crowdfunding portal (the “Portal”), XX Investments, LLC, a Delaware Corporation ("Custodian"), and Investor in conjunction with this investment. The Company is offering the Shares to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the “SEC”), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission of 6.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement (collectively, the “Disclosure Materials”), which are available on the website of the Portal at www.wefunder.com. **See the attached Summary Term Sheet.**

2. Subscription. Subject to the terms of this Subscription Agreement ("Agreement") and related Offering Statement and the Voting Agreement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf and the Voting Agreement is executed by all parties. No investor may subscribe for a Shares in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline").

3. Closing.

(a) Closing. Subject to Section 3(b), the initial closing of the sale and purchase of the Shares pursuant to this Agreement (the "Closing") shall take place through the Portal within five Business Days after the Offering Deadline (the "Closing Date").

(b) Initial Closing Conditions. The initial Closing is conditioned upon satisfaction of all the following conditions: (i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an investment amount of at least the Target Offering Amount; and (ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount.

4. Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

a. The undersigned acknowledges receipt of the Company's Governing Documents and agrees to be bound by their terms and agrees that by executing this Subscription Agreement, then undersigned is deemed to have executed the Company's Second Amended and Restated Shareholders' Agreement.

b. The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

c. The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares including the amount set forth on the signature page hereto, in the past twelve month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

d. The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

e. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

f. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

g. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

h. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

i. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

j. The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

k. The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

l. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

m. The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

n. The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

o. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

6. Risk Factors. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK. THE UNDERSIGNED IS AWARE THAT AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF THE ENTIRE INVESTMENT, AND HAS CAREFULLY READ AND CONSIDERED THE RISK FACTORS AND ALL MATTERS SPECIFIED IN THESE DISCLOSURE MATERIALS IN DETERMINING WHETHER OR NOT TO INVEST IN THE COMPANY AS SPECIFIED HEREIN. THE UNDERSIGNED UNDERSTANDS THAT SUCH FACTORS ARE NOT AN ALL-INCLUSIVE LIST OF POSSIBLE RISKS INHERENT IN THE OFFERING.

a. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

b. No assurance can be given that the undersigned will realize a substantial return on investment, or any return at all, or that the undersigned will not lose a substantial portion or all of the investment. For this reason, each prospective investor should carefully read the Disclosure Materials and all exhibits attached hereto and should consult with an attorney, accountant, and/or business advisor prior to making any investment decision.

c. The Company may need to raise additional capital and expects to conduct subsequent fundraising under Regulation CF or other exemptions. The Company is not working with an underwriter, placement agent or similar party, and so there is no guarantee that the Company will raise any particular amount in this offering or in the subsequent offerings. It is possible that the Company will need to raise additional capital to expand or even continue operating its business, and there is no guarantee that, in such a scenario, such additional capital would be available on terms favorable to the Company or its members, or at all.

d. The offering price of the Shares is arbitrary based on a pre-money valuation of the Company at approximately $2.5 million divided by the number of

shares outstanding on a fully-diluted basis (inclusive of options being considered exercised and convertible debt being converted at its valuation cap). This pre-money valuation bears no relationship to established value criteria such as net tangible assets, or a multiple of earnings and accordingly should not be considered an indication of the actual value of the Company.

e. The Company's legal counsel has not conducted any due diligence with respect to the offering and does not represent investors with respect to this offering, and investors are hereby advised to consult their own legal and financial advisors in connection with their investment decisions.

f. Unfavorable weather, earthquakes, other natural disasters as well as health matters, including pandemics, could impact the Company's success. Such disasters could cause damage to the Company's business and otherwise lead to a loss of revenue or an increase in costs to the Company.

g. The Company was organized in 2016 and it has not yet generated revenues or any profits. The Company's business will be subject to the risks inherent in the development of a new business enterprise. The likelihood of success of the Company should be considered in light of the difficulties of attracting and retaining experienced qualified personnel, as well as the problems, expenses, difficulties, complications and delays which frequently are encountered in connection with the development stages of a new technology based business, including regulatory issues related to its business plan. In particular, if the Company's proposed services are successful in the marketplace, its competitors may introduce similar services.

h. The Company has identified a process for potentially recycling rubber into its base components in an environmentally friendly manner. The initial research has been conducted based on the licensing of two patents, with limited remaining useful life. The Company expects to develop its own intellectual property portfolio and to secure patent protection on the major aspects of such process. There can be no assurance that the Company's technology development will be successful. If the technology is successfully developed, there is no assurance that the Company will be able to secure patent protection in the United States and abroad sufficient to protect the rights to such developed technology. And, if such technology is secured, the Company's intellectual property strategy may require the expenditure of substantial resources to protect its rights and such expenditures may not be successful in securing the Company's position.

i. Apart from intellectual property and regulatory issues, competitors and potential competitors of the Company, some of whom are larger than the Company and possess greater financial, technical, and personnel resources, and access to existing marketing channels, could develop and market competing services, and there can be no assurance that the Company will be able to withstand such competition. There can be no

assurance that services developed by others will not render the Company's services uncompetitive.

The Company will be dependent upon the services of its founders, Betzalel Mendel Bassman (President/Chief Executive). At this point in time, he is serving the Company pursuant to an Employment Agreement. The loss of the services of Betzalel Mendel Bassman and failure to attract additional critical management personnel could have a material adverse effect on the Company.

j. There is no known market for the resale of the Shares, and no such market is currently expected to develop. With respect to the Shares, sale or transfer will be restricted by conditions set forth in the Second Amended and Restated Shareholders' Agreement. Such restrictions include, but are not limited to, the power of the Company to require an opinion of counsel that a proposed transfer will not result in a violation of federal or applicable state securities laws, as well as approval, a right of first refusal and certain additional obligations.

k. The founding shareholder, Smart Tire Recycling Corporation, and its officers, control of the operations of the Company, with an approval right by the other shareholders in certain circumstances set forth in the Second Amended and Restated Shareholders' Agreement. A representative of the Investors will serve on the Company's Management Committee, but will have specific approval rights only on certain issues described in the Second Amended and Restated Shareholders' Agreement.

7. Company Representations. The undersigned understands that upon issuance of Shares to the undersigned, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

a. Corporate Power. The Company has been duly formed as a corporation under the laws of the Commonwealth of Pennsylvania and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

b. Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

c. Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Governing Documents, or

under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

d. No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Incorporation or Governing Documents, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8. Grant of Proxy. The undersigned acknowledges that the Shares being acquired have voting rights as set forth in the Governing Documents and as may be required by law and that major actions may be taken without the vote of the holders of the Shares. The undersigned and any successors or assigns of the undersigned (the "Grantor") (to the fullest extent permitted by applicable law) appoints XX Team, LLC, as the sole and exclusive attorney and proxy of Grantor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights (to the fullest extent that Grantor is entitled to do so) with respect to all of the Shares of the Company that now are or hereafter may be beneficially owned by Grantor, and any and all other Shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Proxy Shares") in accordance with the terms of this Section and of the Voting Agreement executed as part of this purchase. The Proxy Shares beneficially owned by Grantor as of the date hereof constitute the Shares being acquired under this Agreement. Upon Grantor's execution of this Agreement and the Voting Agreement, any and all prior proxies (other than the proxy granted in this Section) given by Grantor with respect to the Proxy Shares are hereby revoked and Grantor agrees not to grant any subsequent proxies with respect to the Proxy Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Agreement as long as the Proxy Shares are outstanding; provided however that if Grantor has entered into the Voting Agreement with XX Investments, LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of Grantor. The proxy granted under this Section 8 and in the Voting Agreement is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, and is granted pursuant to this Agreement and the Voting Agreement. The attorney and proxy named above is hereby authorized and empowered by Proxy, at any time, to act as Grantor's attorney and proxy to vote the Proxy Shares, and to exercise all voting and other rights of Grantor with respect to the Proxy Shares (including, without limitation, the power to execute and deliver any written instruments or documents it determines is necessary and appropriate, including consents and the right to consent to any actions constituting protective provisions or other veto rights in the Company's Governing Documents or elsewhere), at every annual, special or adjourned meeting of the members of the Company and in every written consent in lieu of such meeting. All authority herein conferred shall survive the death or incapacity of Grantor and any obligation of Grantor

hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Grantor. The proxy granted in this Section and the Voting Agreement is coupled with an interest as aforesaid and is irrevocable. This irrevocable proxy may not be amended or otherwise modified without the prior written consent of the member and the Proxy.

9. Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Shares from the undersigned and other holders of Shares for the greater of (i) the Purchase Price and (ii) the fair market value of the Shares, determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing (as defined below) occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Shares the undersigned would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Shares by the Financing Price (as defined below) and is referred to as the "Aggregate Value"), the Company shall pay to the undersigned an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the Equity Financing. The determination of which holder's Shares to repurchase shall be made based on the fewest Shares owned to the most Shares owned and in the case of holders with the same number of Shares, from the latest purchase back to earliest purchase. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event (each, as defined below).

For the purposes of this Section 9, the following terms mean:

(a) "Change of Control" - (i) a transaction or series of related transactions in which any person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

(b) "Dissolution Event" - (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Change of Control or initial public offering), whether voluntary or involuntary.

(c) "Equity Financing" - a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and

sells Shares at a fixed pre-money valuation.

(d) "Financing Price" - the price per Shares or conversion price of a class of Shares issued to the investors investing new money in the Company in connection with the initial closing of an Equity Financing.

10. Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

11. Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "Market Standoff Period"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

12. Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Company at the address set forth in the Form C, or such other place as the undersigned or the Company from time to time designate in writing.

13. Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the Commonwealth of Pennsylvania without regard to the principles of choice or conflicts of laws.

14. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

15. Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

16. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this

Agreement.

17. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

18. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Smart Tire Recycling, Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

____

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

<u>SUMMARY TERM SHEET</u>

SMART TIRE RECYLCING, INC. (THE "COMPANY")
OF PROPOSED PRINCIPAL TERMS
SERIES CF SEED CONVERTIBLE PREFERRED STOCK

<u>August 2020</u>

THIS SUMMARY TERM SHEET IS ONLY A SUMMARY OF SUCH PRINCIPAL TERMS AND CONDITIONS AND IS NOT A STATEMENT OF THE COMPLETE TERMS AND CONDITIONS OF SUCH INVESTMENT. SUCH INVESTMENT WILL ONLY BE MADE PURSUANT TO DEFINITIVE DOCUMENTATION BETWEEN THE PARTIES SETTING FORTH IN FULL THE DEFINITIVE TERMS OF THE INVESTMENT.

Amount Offered:	**133,639** shares of $.01 par value Series CF Seed Convertible Preferred Stock of the Company ("Series CF Seed Preferred Stock"), for a total of approximately $250,000.
Closing:	Subscriptions for Series CF Seed Preferred Stock will be accepted when the total subscriptions equal at least $50,000.
Use of Funds:	Net of the "Crowdfunding Portal Fee" of six and one-half percent (6.5%) and payment of offering costs of approximately $10,000, the proceeds of the offering will be used for working capital including primarily research and development.
Purchase Price per Share:	The purchase price per share of Series CF Seed Preferred Stock is **$1.8707**, which equates to a $2.5 million pre-money valuation.
Preference Amount:	On any liquidation of the Company, or as a dividend distribution, the holders of Series CF Seed Preferred Stock are entitled to receive a Preference Amount equal to $1.8707 per share of Series CF Seed Preferred Stock, plus accrued dividends, *pari passu* with holders of Series Seed Preferred Stock previously issued, before any distribution is made to holders of Common Stock. Thereafter, the holders of Series CF Seed Preferred Stock and Series Seed Preferred Stock will share with the holders of common stock on an as converted basis.
Dividends:	The Company will accrue an annual dividend of 8**%** on the Series CF Seed Preferred Stock until all Preference Amounts have been fully paid. The Company is not required to pay any annual dividend. The holders of the Series CF Seed Preferred Stock shall also be entitled to dividends, when and if declared on the Common Stock, based on the number of shares of Series CF Seed Preferred Stock outstanding at the time of such dividend declaration and the

	conversion rate then in effect.
Conversion:	Any holder of Series CF Seed Preferred Stock shall have the right to convert those shares, with any accrued but unpaid dividends, at any time into Common Stock, at the conversion price then in effect. Additionally, each share of Series CF Seed Preferred Stock shall be converted into Common Stock, if so elected by holders of a majority of the shares of Series CF Seed Preferred Stock, with any accrued but unpaid dividends convertible at the conversion price then in effect. After the Preference Amounts have been paid in full, each share of the Series CF Seed Preferred Stock shall be convertible into shares of the Company's Common Stock at the election of the Company, provided, however, that all shares of the Series CF Seed Preferred Stock shall be automatically converted upon a public offering of the Company's securities of at least Twenty Million Dollars ($20,000,000) where the Common Stock is offered for not less than Four Dollars ($4.00) per share. Series CF Seed Preferred Stock shall initially convert to Common Stock on a one to one ratio (i.e., a conversion price of $1.8707), unless adjusted for stock splits, reverse splits, or other capital restructuring as described below. If at any time, the Company shall issue additional shares of Common Stock (or shares of another class of stock convertible into common stock or warrants or options for common stock or a class of convertible stock, or debt convertible into any of the foregoing) and if the price per share is less than the then current conversion price, the conversion price shall be adjusted to a weighted average based on such lower price. Shares, options or warrants issued to institutional lenders, strategic partners and under a Company option plan of 200,000 shares (and any increase approved by holders of a majority of the shares of Series CF Seed Preferred Stock) are excluded.
Voting Rights:	The holders of Series CF Seed Preferred Stock shall have the right to vote the number of votes equal to the number of shares of common stock into which the Series Preferred Stock held by them would then be convertible.
Liquidation Rights:	Unless previously converted, the holders of the Series CF Seed Preferred Stock shall be entitled to a liquidation preference equal to the Preference Amount (reduced by any dividends actually paid to such holders). The liquidation preference shall also be applicable, in the form of a cash or in-kind payment to the holders of any Series CF Seed Preferred Stock not previously converted (in lieu of any participation with Common Stock), in the event of a sale of

all or substantially all of the assets of, or merger (including stock for stock exchanges) or consolidation of, the Company. After payment of the Preference Amount, the Series CF Seed Preferred Stock will share pro rata on an "as converted basis".

If there are not sufficient proceeds to fully pay all Preference Amounts for all outstanding Preferred Shareholders, the proceeds of liquidation will be distributed pro rata to the holders, based on the respective liquidation preferences.

Board Rights:	At each election of Directors, the holders of Series CF Seed Preferred Stock will vote as a class to elect one (1) director (the "Series CF Seed Director"). Holders of Series Seed Preferred Stock have the right to elect one (1) director and the holders of common stock have the right to elect three (3) directors.
Right of First Refusal:	The Company shall have a right of first negotiation and first refusal and the remaining stockholders shall have a right of second refusal with respect to any proposed sale of Series CF Seed Preferred Stock (or Common Stock into which it has been converted) by any Series CF Seed investor to a third party (transfers among Series CF Seed investors excluded). These rights shall terminate upon the Company's initial public offering or upon sale of the Company.
Stock Options, Warrants, Etc.:	The Company has reserved 200,000 shares of Common Stock for issuance under its Option Plan.
Protective Rights:	The holders of the Series CF Seed Preferred Stock by a majority vote have the right to consent to amendments to the Company's Certificate of Incorporation, By-Laws or any other action which materially and adversely affects the rights, privileges and preferences of the Series CF Seed Preferred Stock in relation to the Common Stock.

The Series CF Seed investors shall have preemptive rights to invest on the same terms as subsequent investors (unless (i) waived by the holders of a majority of the shares of Series CF Seed Preferred Stock in response to a demand made with respect to any proposed Venture Capital or institutional investment of $2,000,000 or more, or (ii) waived by the holders of at least two-thirds of the shares of Series CF Seed Preferred Stock). The Series CF Seed investors will not have preemptive rights with regard to any strategic stock investments, acquisitions by the Company or other similar transactions. A stock option plan (or warrants for consultants, etc.) can be adopted or increased, without triggering the pre-emptive rights of the Series CF Seed investors.

The Series CF Seed investors shall have take-along rights and be subject to bring-along obligations with respect to any transaction approved by the holders of Common Stock (subject to the three times "exit" provision above).

Information Rights: Each Series CF Seed investor shall be entitled to receive annual unaudited financial statements, as well as any significant revisions to the Company's business plan. The annual statements will be delivered within 120 days after the end of the fiscal year. If for any other reason, such statements are audited or reviewed, then such audited or reviewed statements shall be delivered. Additionally, such statements will be accompanied by a summary business report. To the extent that the Board approves any substantial change to the Company's business plan, such plan or a summary of the changes will be provided to each Series CF Seed Investor.

Pro Forma Capitalization:

	Common	Preferred	Total	Ownership
STRC	1,000,000		1,000,000	68.02%
Investors	60,000	195,159	255,159	17.36%
Options Issued	12,500		12,500	0.85%
Notes*		68,760	68,760	46.77%
Series CF Seed Preferred Offered		**133,639**	**133,639**	9.09%
	1,072,500	397,558	1,470,058	100.00%

*The Notes have various conversion terms and rights. The shares of preferred listed are based on a theoretical conversion date of August 20, 2020 based on the valuation cap in each Note.